BB&T Capital Markets
Corporate Finance 909 East Main Street (23218) P.O. Box 1575 Richmond, VA 23218-1575

December 9, 2004

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W. Mail Stop 4-4
Washington, D.C. 20549-0404
Attn: Matt Franker

  Re:
  Comstock Homebuilding Companies, Inc.
  Form S-1
  Registration Statement No. 333-118193

Dear Mr. Franker:

        Pursuant to Rule 461, promulgated under the Securities Act of 1933, as amended (the "Securities Act"), on behalf of the Underwriters, we hereby join in the request of Comstock Homebuilding Companies, Inc. that the effective date of the Registration Statement on Form S-1 (No. 333-118193) be accelerated so that such Registration Statement will become effective on December 13, 2004 at 4:00 p.m. Eastern Daylight Time or as soon thereafter as practical.

        In accordance with Rule 460 and Rule 418(a)(7) of the General Rules and Regulations under the Securities Act, we advise you that the preliminary prospectus dated November 24, 2004 was distributed commencing November 29, 2004 and through the date of this letter as follows:

2246 to 2	Underwriters
55 to 2	Dealers
604 to 604	Institutions
4480 to 44	Other
7385 to 652	Total

        We have taken reasonable steps to make the information contained in the Registration Statement conveniently available to underwriters and dealers who will participate in the distribution of the securities registered thereunder.

        This will also confirm that the undersigned has complied with Rule 15c2-8 of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended, with respect to the preliminary prospectus dated November 24, 2004 and will comply with such Rule with respect to the final prospectus. We have been advised that participating underwriters have complied and will comply with Rule 15c2-8.

        Please call Randy Parks (804) 788-7375 or Gerry McCartin (703) 714-7513 of Hunton & Williams LLP or me (804) 787-8268 with any questions or comments.

Sincerely,
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.
Robert W. Baird & Co. Ferris, Baker Watts, Incorporated
By: BB&T Capital Markets
/s/ DAVID HOLMES David Holmes Managing Director
cc:
Christopher Clemente, Comstock Homebuilding Companies, Inc.
Randall Parks, Hunton & Williams LLP
Gerald McCartin, Hunton & Williams LLP
Patrick Martin, BB&T Capital Markets
Mark Decker, Sr., Robert W. Baird & Co.
Richard K. Prins, Ferris, Baker Watts, Incorporated